Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (U3534)

Offering Period: January 2, 2019 – January 30, 2019

Contingent Coupon Callable Yield Notes due February 5, 2024

Linked to the Performance of the Lowest Performing of the S&P 500® Index and the Russell 2000® Index

Product Terms

•	If these securities have not been previously redeemed at our option and if a Coupon Barrier Event has not occurred on an Observation Date, we will pay a contingent coupon in an amount expected to be between $22.50 and $27.50 (equivalent to between approximately 9.00% and 11.00% per annum) per $1,000 principal amount of securities** on the immediately following Contingent Coupon Payment Date; if a Coupon Barrier Event has occurred on an Observation Date, you will not receive the contingent coupon for such Observation Date on the immediately following Contingent Coupon Payment Date or on any subsequent Contingent Coupon Payment Date.
•	We may redeem the securities, in whole but not in part, on any Early Redemption Date. No further payments will be made following an Early Redemption.
•	If these securities have not been previously redeemed at our option and if a Knock-In Event has not occurred, you will receive the principal amount of the securities you hold at maturity.
•	If these securities have not been previously redeemed at our option and if a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch
Trade Date:	Expected to be January 31, 2019
Settlement Date:	Expected to be February 5, 2019
Underlyings:	The S&P 500® Index and the Russell 2000® Index
Contingent Coupons**:	If these securities have not been previously redeemed at our option and if a Coupon Barrier Event has not occurred on an Observation Date, we will pay a contingent coupon in an amount expected to be between $22.50 and $27.50 (equivalent to between approximately 9.00% and 11.00% per annum) per $1,000 principal amount of securities on the immediately following Contingent Coupon Payment Date; if a Coupon Barrier Event has occurred on an Observation Date, you will not receive the contingent coupon for such Observation Date on the immediately following Contingent Coupon Payment Date or on any subsequent Contingent Coupon Payment Date.
Contingent Coupon Payment Dates***:	Approximately quarterly, beginning on May 6, 2019 to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on any Observation Date, the closing level of any Underlying on such Observation Date is less than its Coupon Barrier Level.
Coupon Barrier Level**:	For each Underlying, approximately 70% of the Initial Level of such Underlying.
Observation Dates***:	Approximately quarterly, beginning on May 1, 2019 to and including the Valuation Date.
Early Redemption:	The Issuer may redeem the securities on any Early Redemption Date upon notice on or before the immediately preceding Observation Date at 100% of the principal amount of the securities you hold, together with any applicable contingent coupon.
Early Redemption Dates***:	Approximately quarterly, beginning on February 5, 2020 to and excluding the Maturity Date.
Knock-In Level**:	For each Underlying, approximately 70% of the Initial Level of such Underlying.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	If these securities have not been previously redeemed at our option, for each $1,000 principal amount of securities, if (a) a Knock-In Event has occurred, $1,000 x (1 + the Underlying Return of the Lowest Performing Underlying); (b) a Knock-In Event has not occurred, $1,000.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, the lesser of (i) zero and (ii) an amount calculated as follows: (Final Level – Initial Level) / Initial Level
Valuation Date:	January 31, 2024
Maturity Date:	February 5, 2024
CUSIP:	22551LS76
Fees:	Certain fiduciary accounts may pay a purchase price of at least $995 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $11.25 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $950 and $980 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

*** Please see the accompanying preliminary pricing supplement for specific dates.

Certain Product Characteristics

•	Early Redemption at the option of the Issuer.
•	Contingent coupon of between $22.50 and $27.50 (equivalent to between approximately 9.00% and 11.00% per annum).**
•	Coupon Barrier Level of approximately 70%** of the respective Initial Level for each Underlying.
•	Subject to a Knock-In Event, return of principal.
•	If a Knock-In Event occurs, full downside participation in the depreciation of the Lowest Performing Underlying.
•	Knock-In Level of approximately 70%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount (1)(2)(3)
60%	0%	$1,000
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
–10%	–10%	$1,000
–20%	–20%	$1,000
–30%	–30%	$1,000
–31%	–31%	$690
–40%	–40%	$600
–50%	–50%	$500
–60%	–60%	$400
(1)	Does not include any contingent coupon payments on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.
(3)	Assumes a Knock-In Level of 70%**

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
•	The securities do not provide for regular fixed interest payments. If a Coupon Barrier Event has occurred on an Observation Date, you will not receive the contingent coupon for such Observation Date on the immediately following Contingent Coupon Payment Date or on any subsequent Contingent Coupon Payment Date.
•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher contingent coupon may indicate an increased risk of loss.
•	At maturity or upon Early Redemption, the securities will not pay more than the principal amount of securities you hold plus the final contingent coupon, if any.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities are subject to Early Redemption, which exposes you to reinvestment risk and may limit your ability to be paid contingent coupons over the full term of the securities.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: January 2, 2019 – January 30, 2019

Contingent Coupon Callable Yield Notes due February 5, 2024

Linked to the Performance of the Lowest Performing of the S&P 500® Index and the Russell 2000® Index

Additional Risk Considerations

•	The Redemption Amount will be less than the principal amount of securities you hold even if a Knock-In Event has occurred with respect to only one Underlying. The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.
•	The securities are linked to the Russell 2000® Index and are subject to the risks associated with small-capitalization companies.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 31, 2018, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318015228/dp100223_424b2-u3534.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.